SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: January 2015

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Total Voting Rights dated 31 October 2014
Enclosure 2	Transaction in Own Shares dated 03 November 2014
Enclosure 3	Transaction in Own Shares dated 10 November 2014
Enclosure 4	Transaction in Own Shares dated 11 November 2014
Enclosure 5	Transaction in Own Shares dated 12 November 2014
Enclosure 6	Transaction in Own Shares dated 14 November 2014
Enclosure 7	Transaction in Own Shares dated 17 November 2014
Enclosure 8	Transaction in Own Shares dated 19 November 2014
Enclosure 9	Transaction in Own Shares dated 20 November 2014
Enclosure 10	Transaction in Own Shares dated 21 November 2014
Enclosure 11	Response to Recent Press Speculation dated 24 November 2014
Enclosure 12	Transaction in Own Shares dated 24 November 2014
Enclosure 13	Transaction in Own Shares dated 25 November 2014
Enclosure 14	Transaction in Own Shares dated 26 November 2014
Enclosure 15	Total Voting Rights dated 28 November 2014
Enclosure 16	Transaction in Own Shares dated 01 December 2014
Enclosure 17	Transaction in Own Shares dated 02 December 2014
Enclosure 18	Transaction in Own Shares dated 03 December 2014
Enclosure 19	Transaction in Own Shares dated 04 December 2014
Enclosure 20	Transaction in Own Shares dated 05 December 2014
Enclosure 21	Transaction in Own Shares dated 08 December 2014
Enclosure 22	Transaction in Own Shares dated 09 December 2014
Enclosure 23	Transaction in Own Shares dated 10 December 2014
Enclosure 24	Transaction in Own Shares dated 11 December 2014
Enclosure 25	Transaction in Own Shares dated 12 December 2014
Enclosure 26	Transaction in Own Shares dated 15 December 2014
Enclosure 27	Transaction in Own Shares dated 16 December 2014
Enclosure 28	Transaction in Own Shares dated 17 December 2014
Enclosure 29	Total Voting Rights dated 31 December 2014

Enclosure 1

Friday 31 October 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 October 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 5,470,252 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,145,756,777.

The above figure (8,145,756,777) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 2

3 November 2014

BT GROUP PLC

TRANSACTIONS IN OWN SHARES

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £26 million worth of ordinary shares to be held as treasury shares, during the period beginning on 10 November 2014 and ending on or before 19 December 2014.  This forms part of the previously announced £300m annual share buyback programme over two years and extended for one year to the 2015/16 financial year,  which will partly counteract the dilutive effect of all-employee share option plans maturing over that time.

This buyback programme will be managed by Merrill Lynch International, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Contacts:

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

- : Ends : -

Enclosure 3

10 November 2014

 BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 373.0473 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,599,144 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,145,627,885.

The above figure (8,145,627,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 4
11 November 2014

  BT GROUP PLC

    TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 11 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 368.8613 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,899,144 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,145,327,885.

The above figure (8,145,327,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

12 November 2014

   BT GROUP PLC

   TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 12 November 2014 it purchased from Merrill Lynch International 150,000 ordinary shares at an average price of 366.8143 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,763,288 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,145,463,741.

The above figure (8,145,463,741) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6
14 November 2014

 BT GROUP PLC

  TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 14 November 2014 it purchased from Merrill Lynch International 150,000 ordinary shares at an average price of 370.1658 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,913,288 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,145,313,741.

The above figure (8,145,313,741) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

17 November 2014

 BT GROUP PLC

  TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 17 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 373.9672 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,213,288 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,145,013,741.

The above figure (8,145,013,741) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

19 November 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 19 November 2014 it purchased from Merrill Lynch International 150,000 ordinary shares at an average price of 380.8166 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,280,243 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,144,946,786.

The above figure (8,144,946,786) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

20 November 2014

  BT GROUP PLC

   TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 376.7442 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,580,243 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,144,646,786.

The above figure (8,144,646,786) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 10
21 November 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 21 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 379.5863 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,880,243 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,144,346,786.

The above figure (8,144,346,786) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 11
                                                                                    24 November 2014

RESPONSE TO RECENT PRESS SPECULATION

BT Group plc (BT) notes the recent press speculation relating to a potential transaction involving Telefónica UK (O2) in the UK.

We continue to develop our own plans for providing enhanced mobile services to business and consumer customers, in line with our previous announcements. We remain confident of delivering on these plans and have also been exploring ways of accelerating them, including assessing the merits of an acquisition of a mobile network operator in the UK.

We have received expressions of interest from shareholders in two UK mobile network operators, of which one is O2, about a possible transaction in which BT would acquire their UK mobile business. All discussions are at a highly preliminary stage and there can be no certainty that any transaction will occur.

A further announcement will be made if and when appropriate.

-Ends-

Enquiries:

BT Group plc
Press office:
Ross Cook                                                                              Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com.

Enclosure 12

24 November 2014

  BT GROUP PLC

 TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 24 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 389.5376 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,178,203 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,144,048,826.

The above figure (8,144,048,826) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

25 November 2014

 BT GROUP PLC

 TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 25 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 399.1966 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,344,308 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,882,721.

The above figure (8,143,882,721) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

26 November 2014

     BT GROUP PLC

    TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 26 November 2014 it purchased from Merrill Lynch International 124,200 ordinary shares at an average price of 400.6096 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,468,508 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,758,521.

The above figure (8,143,758,521) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

Friday 28 November 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 November 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 7,468,508 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,143,758,521.

The above figure (8,143,758,521) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

Enclosure 16

28 November 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 28 November 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 408.5944 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,768,508 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,458,521.

The above figure (8,143,458,521) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends

Enclosure 16

01 December 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 01 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 411.8347 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,068,508 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,158,521.

The above figure (8,143,158,521) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 17

02 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 02 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 415.1245 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,979,361 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,247,668.

The above figure (8,143,247,668) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 18

03 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 03 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 413.1963 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 7,979,361 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,143,247,668.

The above figure (8,143,247,668) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 19

04 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 04 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 409.8606 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,279,361 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,142,947,668.

The above figure (8,142,947,668) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 20

05 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 05 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 418.0331 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,579,361 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,142,647,668.

The above figure (8,142,647,668) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 21

08 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 08 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 417.7900 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,879,361 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,142,347,668.

The above figure (8,142,347,668) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 22

09 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 09 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 411.9719 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,779,404 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,142,447,625.

The above figure (8,142,447,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 23

10 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 411.2671 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,079,404 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,142,147,625.

The above figure (8,142,147,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 24

11 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 11 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 412.5560 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,379,404 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,141,847,625.

The above figure (8,141,847,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 25

12 December 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 12 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 403.8920 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,679,404 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,141,547,625.

The above figure (8,141,547,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 26

15 December 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 15 December 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 402.8197 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,979,404 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,141,247,625.

The above figure (8,141,247,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 27

16 December 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 16 December 2014 it purchased from Merrill Lynch International 144,744 ordinary shares at an average price of 402.7767 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,940,914 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,141,286,115.

The above figure (8,141,286,115) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 28

17 December 2014

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 17 December 2014 it purchased from Merrill Lynch International 105,180 ordinary shares at an average price of 402.2437 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 10,046,094 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,141,180,935.

The above figure (8,141,180,935) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 29

Wednesday 31 December 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 10,286,720 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,140,940,309.

The above figure (8,140,940,309) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  05 January 2015